Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 11, 2026

Relating to Preliminary Prospectus Supplement dated

August 11, 2026 and Prospectus dated May 20, 2024

Registration No. 333-279546

PRICING TERM SHEET

August 11, 2026

Blue Owl Finance LLC

$750,000,000

6.750% Senior Notes due 2036

The following sets forth the final terms of the 6.750% Senior Notes due 2036 and should only be read together with the preliminary prospectus supplement dated August 11, 2026, together with the accompanying prospectus dated May 20, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blue Owl Finance LLC

Guarantors:	Blue Owl Capital Inc.; Blue Owl Capital GP Holdings LLC; Blue Owl Capital GP LLC; Blue Owl Capital Holdings LP; Blue Owl Capital Carry LP; Blue Owl Capital Group LLC; Blue Owl GPSC Holdings LLC; Blue Owl Capital GP Holdings LP; Blue Owl GP Stakes GP Holdings LLC; Blue Owl Real Estate Holdings LP; Blue Owl Real Estate GP Holdings LLC; and Blue Owl Capital Holdings LLC.

Ticker:	“OWL”

Security:	6.750% Senior Notes due 2036 (the “Notes”)

Expected Ratings (S&P/Fitch)*:	BBB/BBB+ (Stable/Stable)

Trade Date:	August 11, 2026

Settlement Date**:	August 18, 2026 (T+5)

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	August 18, 2036, unless earlier repurchased or redeemed

Benchmark Treasury:	UST 4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	97-18+ / 4.686%

Spread to Benchmark Treasury:	T+220 basis points

Yield to Maturity:	6.886%

Price to Public (Issue Price):	99.029% of the principal amount

Coupon (Interest Rate):	6.750% fixed rate

Interest Payment Dates:	February 18 and August 18 of each year, commencing February 18, 2027

Optional Redemption:

Prior to May 18, 2036 (the date that is three months prior to the maturity date of the notes), the notes will be redeemable in whole or in part, at the Issuer’s option at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of any notes being redeemed and (ii) the sum, as determined by the Issuer, of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 35 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after May 18, 2036, at 100% of the principal amount redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Offer to Purchase upon a Change of Control Repurchase Event:	Upon a Change of Control Repurchase Event, the Issuer must offer to repurchase the Notes at 101% of principal plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Use of Proceeds:	Net proceeds to repay a portion of outstanding borrowings under the Revolving Credit Facility.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Trustee:	Wilmington Trust, National Association.

CUSIP/ISIN:	09581J AV8 / US09581JAV89

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Joint Bookrunners

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

M&T Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

US Bancorp

Wells Fargo Securities, LLC

Co-Managers:	Cabrera Capital Markets LLC Citizens JMP Securities, LLC Keefe, Bruyette & Woods, Inc. Oppenheimer & Co. Inc. Piper Sandler & Co. R.Seelaus & Co., LLC UBS Securities LLC WR Securities, LLC

Certain accounts managed by affiliates of Blue Owl Capital Inc. may purchase Notes in this offering through the underwriters at a purchase price per note equal to the issue price set forth in this pricing term sheet.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Blue Owl Finance LLC expects that delivery of the Notes will be made to investors on or about August 18, 2026, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the date of delivery will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to one business day before the date of delivery should consult their own advisor.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Capital Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Capital Inc. and should be read carefully before investing.

The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from BofA Securities, Inc. by calling +1 (800) 294-1322, Goldman Sachs & Co. LLC by calling +1 (866) 471-2526, or Morgan Stanley & Co. LLC by calling +1 (866) 718-1649.